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                  TURBODYNE ANNOUNCES MAJOR MANAGEMENT CHANGES
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Carpinteria,  California  - July 16, 2001 - Turbodyne Technologies, Inc. [O.T.C:
TRBD] announced that its eleven-member Board of Directors has resigned in favor of a new three-man Board consisting of German investors Dieter Neujeffski and Lars Neujeffski, and their associate, Albert Wierz. The retiring Board took its action in the belief that the new team would be better able to put back on a stable footing the company's troubled joint-development program with Honeywell as well as to meet the company's pressing financial needs. A company spokesman stated that the Board is selecting a new Chief Executive Officer and Chief Financial Officer, and expects to announce appointments to those offices at an early date. Honeywell, with whom Turbodyne has an agreement for the joint development and commercialization of Turbodyne's technology, recently commenced arbitration proceedings to terminate the agreement, citing financial, managerial and operational difficulties on Turbodyne's part over the past 18 months. However, Turbodyne's new management and Honeywell have established a dialogue to resolve Honeywell's concerns by agreement, and a restructuring of Turbodyne's operations to accomplish that result, including layoffs and new hires, primarily in the engineering sector, and other changes, is now in progress. Meanwhile, the joint-development program is continuing, including the supplying of parts by Turbodyne to Honeywell.


Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines and the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies' headquarters is located in Carpinteria, California, and its European office is located in Frankfurt, Germany.


Contacts:
Trish  Remely  (805)  684-4551